Exhibit 99.3

Bookham Technology plc

Oxfordshire, UK – 8 March 2004: Following the completion today of the acquisition of New Focus, Inc. by Bookham Technology plc (“Bookham”), admission is expected later today of the 78,666,002 ordinary shares of Bookham, issued as consideration for the acquisition, to the Official List and to trading on the London Stock Exchange’s market for listed securities.

Bookham has also made a block listing application to the UK Listing Authority for the admission of 6,358,319 ordinary shares of Bookham to the Official List and to trading on the London Stock Exchange’s market for listed securities. The application has been made in respect of ordinary shares to be issued pursuant to options issued by New Focus, Inc which were assumed by Bookham in the acquisition. It is also expected that admission to listing of these shares will take place later today.